UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 10, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Release Time	IMMEDIATE

Date	10 November 2022

Number	37/22

To	Australian Securities Exchange

CC	New York Stock Exchange

BHP ANNUAL GENERAL MEETING 2022 RESULTS

The results of the 2022 Annual General Meeting of BHP Group Limited held today in Perth are attached.

All resolutions put to the meeting were decided by poll.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations
Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830	Mobile: +61 407 033 909
Mobile: +61 411 071 715
Europe, Middle East and Africa
Europe, Middle East and Africa	James Bell
Neil Burrows	Tel: +44 2078 027 144
Tel: +44 20 7802 7484	Mobile: +44 7961 636 432
Mobile: +44 7786 661 683

Americas
Americas	Monica Nettleton
Renata Fernandez	Mobile: +1 (416) 518-6293
Tel: +56 9 8229 5357

BHP Group Limited ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Registered Office: Level 18, 171 Collins Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

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BHP ANNUAL GENERAL MEETING 2022 RESULTS

Resolution		Poll results cast in person or by proxy					Proxy results (as at proxy close)
		For	%	Against	%	Abstain	For	%	Against	%	Proxy discretion	Result
Item 2	To elect Michelle Hinchliffe as a Director of BHP	2,900,040,280	99.79%	6,155,954	0.21%	5,384,322	2,884,884,117	99.29%	6,125,091	0.21%	14,600,726	Carried
Item 3	To elect Catherine Tanna as a Director of BHP	2,894,193,009	99.59%	12,042,996	0.41%	5,348,865	2,878,911,728	99.08%	12,012,573	0.41%	14,724,954	Carried
Item 4	To re-elect Terry Bowen as a Director of BHP	2,810,016,877	96.68%	96,394,552	3.32%	5,171,629	2,794,775,701	96.17%	96,394,052	3.32%	14,668,759	Carried
Item 5	To re-elect Xiaoqun Clever as a Director of BHP	2,819,311,216	97.01%	87,042,141	2.99%	5,227,667	2,804,099,530	96.51%	87,038,784	2.99%	14,642,126	Carried
Item 6	To re-elect Ian Cockerill as a Director of BHP	2,844,837,240	97.88%	61,635,176	2.12%	5,111,853	2,829,571,883	97.37%	61,616,643	2.12%	14,700,973	Carried
Item 7	To re-elect Gary Goldberg as a Director of BHP	2,860,638,999	98.43%	45,653,575	1.57%	5,179,221	2,845,456,492	97.92%	45,653,075	1.57%	14,718,681	Carried
Item 8	To re-elect Ken MacKenzie as a Director of BHP	2,773,101,127	95.41%	133,341,879	4.59%	5,141,007	2,757,825,470	94.91%	133,232,247	4.58%	14,798,254	Carried
Item 9	To re-elect Christine O’Reilly as a Director of BHP	2,849,429,970	98.04%	57,084,776	1.96%	5,061,886	2,834,112,289	97.53%	57,081,419	1.96%	14,743,121	Carried
Item 10	To re-elect Dion Weisler as a Director of BHP	2,862,048,318	98.48%	44,301,010	1.52%	5,227,044	2,846,715,469	97.97%	44,296,653	1.52%	14,769,289	Carried
Item 11	Adoption of the Remuneration Report	2,829,079,867	97.39%	75,956,434	2.61%	6,381,450	2,814,269,472	96.89%	75,816,707	2.61%	14,537,805	Carried
Item 12	Approval of equity grants to the Chief Executive Officer	2,858,631,883	98.39%	46,856,890	1.61%	6,093,582	2,843,775,662	97.89%	46,699,215	1.61%	14,548,950	Carried
Item 13	Amendment to the Constitution	258,339,031	9.23%	2,539,274,516	90.77%	113,946,413	258,298,685	9.24%	2,524,373,652	90.25%	14,370,282	Not carried
Item 14	Policy advocacy	Not required. Item 14 was not put as it was conditional on Item 13 passing.					357,254,974	12.73%	2,435,672,961	86.76%	14,355,572	Not required
Item 15	Climate accounting and audit	Not required. Item 15 was not put as it was conditional on Item 13 passing.					518,344,375	18.67%	2,245,719,496	80.82%	14,355,540	Not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: November 10, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary